Exhibit (a)(5)(F)

TPC Group Announces Final Results of Dutch Auction Tender Offer

Houston, Texas. December 30, 2010. TPC Group Inc. (Nasdaq: TPCG) today announced the final results of its modified “Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on December 23, 2010.

TPC Group has accepted for purchase 2,154,188 shares of its common stock at a price of $28.50 per share for a total cost of $61.4 million, excluding fees and expenses relating to the tender offer. The shares purchased pursuant to the tender offer represent approximately 11.8% of the total number of shares issued and outstanding as of October 1, 2010. We funded the purchase of the shares in the tender offer from cash on hand, including cash received from the intercompany distribution funded by TPC Group LLC’s senior secured notes.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, will promptly pay for the shares of common stock accepted for purchase. Payment for the shares will be made in cash, without interest. Upon completion of the tender offer, we have approximately 16,101,510 shares of common stock issued and outstanding.

As noted in the Offer to Purchase, we may purchase additional shares in the future in the open market subject to market conditions. We may also purchase shares in private transactions, tender offers or otherwise. However, under applicable securities laws, we may not repurchase any shares until after January 10, 2011. Any possible future purchases by us will depend on many factors, including the market price of the shares, the results of the tender offer, our business and financial position and general economic and market conditions.

Georgeson Inc. serves as information agent for the tender offer. The dealer manager for the tender offer is Merrill Lynch, Pierce, Fenner & Smith Incorporated. Questions and requests for assistance may be directed to the information agent at (888) 206-5970 (toll free) or the dealer manager at (888) 803-9655 (toll free).

About TPC Group

TPC Group Inc. is a leading producer of value-added products derived from niche petrochemical raw materials such as C4 hydrocarbons. The Company sells its products into a wide range of performance, specialty and intermediate markets, including synthetic rubber, fuels, lubricant additives, plastics and surfactants. Headquartered in Houston, Texas, and with an operating history of over 68 years, the Company has manufacturing facilities in the industrial corridor adjacent to the Houston Ship Channel, Port Neches and Baytown, Texas and operates a product terminal in Lake Charles, Louisiana. For more information, visit the Company’s website at http://www.tpcgrp.com.

Information on Forward Looking Statements

Certain statements in this news release are “forward-looking statements.” These statements include assumptions, expectations, predictions, intentions or beliefs about future events, including the completion of the offer. Although TPC Group believes that such statements are based on reasonable assumptions, no assurance can be given that such statements will prove to have been correct. A number of factors could cause actual results to vary materially from those expressed or implied in any forward-looking statements. More information about the risks and uncertainties relating to TPC Group and the forward-looking statements are found in the Company’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2010, which is available free of charge on the SEC’s web site at http://www.sec.gov. TPC Group expressly disclaims any obligation to update any forward-looking statements contained in this news release to reflect events or circumstances that may arise after the date of this release, except as otherwise required by applicable law.

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